Exhibit 99.3

MANULIFE FINANCIAL CORPORATION

Annual Information Form

February 10, 2021

Table of Contents

TABLE OF CONTENTS	Annual Information Form	Management’s Discussion & Analysis Reference

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	4	15-18

BUSINESS OPERATIONS	5	10-38

RISK MANAGEMENT	7	42-80

GOVERNMENT REGULATION	7

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	15

DIVIDENDS	18

CONSTRAINTS ON OWNERSHIP OF SHARES	18

RATINGS	19

MARKET FOR SECURITIES	21

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	25

DIRECTORS AND EXECUTIVE OFFICERS	25

TRANSFER AGENT AND REGISTRAR	28

INTERESTS OF EXPERTS	28

AUDIT COMMITTEE	29

ADDITIONAL INFORMATION	30

SCHEDULE 1 – AUDIT COMMITTEE CHARTER	31

Presentation of Information

In this annual information form (“AIF”), unless otherwise indicated or unless the context otherwise requires:

•	all references to “MFC” and “Manufacturers Life” refer to Manulife Financial Corporation and The Manufacturers Life Insurance Company, respectively, not including their subsidiaries;
•	MFC and its subsidiaries, including Manufacturers Life, are collectively referred to as “Manulife”;
•	references to “Company”, “we”, “us” and “our” refer to Manulife;
•	references to “$” are to Canadian dollars; and
•	information is as at December 31, 2020.

Documents Incorporated by Reference

The following documents are incorporated by reference in and form part of this AIF:

•	MFC’s Management’s Discussion and Analysis for the year ended December 31, 2020 (our “2020 MD&A”); and
•	MFC’s audited annual consolidated financial statements and accompanying notes as at and for the year ended December 31, 2020 (our “2020 Consolidated Financial Statements”).

These documents have been filed with securities regulators in Canada and may be accessed at the System for Electronic Document Analysis and Retrieval (“SEDAR”), found at www.sedar.com. They have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) and may be found at www.sec.gov.

Any website address included in this AIF is an inactive textual reference only and information appearing on such website is not part of, and is not incorporated by reference in, this AIF.

Caution Regarding Forward-Looking Statements

From time to time, the Company makes written and/or oral forward-looking statements, including in this document and the documents incorporated by reference in this document. In addition, the Company’s representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document and the documents incorporated by reference in this document include, but are not limited to, statements with respect to the Company’s possible or assumed future results set out under “General Development of the Business”, “Business Operations” and “Government Regulation”; the Company’s strategic priorities and 2022 targets for net promoter score, employee engagement, its highest potential businesses, expense efficiency and portfolio optimization, and our business continuity plans and measures implemented in response to the COVID-19 pandemic and its expected impact on our businesses, operations, earnings and results, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the factors identified under “Caution regarding forward-looking statements” in our 2020 MD&A. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors and Risk Management” and “Critical Actuarial and Accounting Policies” in our 2020 MD&A, in the “Risk Management” note to our 2020 Consolidated Financial

Statements and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The forward-looking statements in this document or in the documents incorporated by reference in this document are, unless otherwise indicated, stated as of the date hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations, our future operations, as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements, except as required by law.

CORPORATE STRUCTURE

Name, Address and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the Insurance Companies Act (Canada) (the “ICA”) on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada, and was converted into a mutual life insurance company in 1968. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The major operating subsidiaries of MFC, including direct and indirect subsidiaries, and MFC’s direct and indirect voting interest therein, are listed in Note 21 (Subsidiaries) to our 2020 Consolidated Financial Statements. These companies are incorporated in the jurisdiction in which their head office or registered office is located.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2020, we continued to execute against our five strategic priorities and bold ambition to become the most digital, customer-centric global company in our industry. Early in 2020, the COVID-19 virus was declared a global pandemic, which created a unique operating backdrop. Business volumes have been impacted by the macroeconomic volatility, while various preventative measures have accelerated digital adoption, which has created tailwinds for our business. Further highlights with respect to our five priorities are outlined in our 2020 MD&A. The following changes were made in 2020 to the executive leadership team: Karen Leggett was appointed Chief Marketing Officer, succeeding Cindy Forbes who retired after 40 years with Manulife.

In 2019, we continued driving progress against our ambitions. We made strong progress against our portfolio optimization and expense goals, and shifted a larger portion of our earnings to high growth businesses. Highlights with respect to our five priorities and bold ambition are outlined in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2019. The following appointments were made in 2019 to the executive leadership team: Shamus Weiland became Chief Information Officer; Rahul Joshi joined as Chief Operations Officer; and Cindy Forbes became Interim Chief Marketing Officer.

In 2018, we announced a number of initiatives to improve the capital efficiency of the legacy business. Highlights with respect to our five priorities and bold ambition are outlined in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2018. Also in 2018, several changes in key management became effective, including the following: Philip Witherington became CFO; Naveed Irshad became the Head of North American Legacy Business; and Pamela Kimmet became Chief Human Resources Officer.

Additional information about our business can be found in the “Business Operations” section below, and in MFC’s 2020 MD&A, on pages 10 to 38 inclusive.

BUSINESS OPERATIONS

Information about our business and operating segments, our strategy, products, and investment activities, is included in MFC’s 2020 MD&A, on pages 10 to 38.

DISTRIBUTION METHODS

The Company has a multi-channel distribution network in all the segments in which it operates, with different emphasis depending on the product line and geography. Our four operating segments are: Asia, Canada, U.S, and Global Wealth and Asset Management.

Asia We are present in 11 markets across Asia. We are a leading provider of insurance and insurance-based wealth accumulation products to meet the needs of individuals and corporate customers. Our portfolio includes a broad array of health, protection, savings, medical, term and whole life products.

Our multi-channel distribution network in Asia includes contracted agents, bank partnerships and independent agents, financial advisors and brokers. We currently have eight exclusive bancassurance partnerships including a long-term, regional partnership with DBS Bank Ltd. in Singapore, Hong Kong, mainland China and Indonesia.

In Hong Kong and Macau, our insurance products are marketed and sold through the Company’s agency, bancassurance partnerships, and independent broker channels. In Japan, product offerings are marketed through proprietary sales agents, independent agencies or managing general agents (“MGA”) and bancassurance partners. Corporate products are mainly sold through MGAs. In Indonesia, the Philippines, Singapore, mainland China, Vietnam, Malaysia, Cambodia and Myanmar, products are primarily marketed and sold through exclusive agents, bank channels, including exclusive partnerships, brokerage, and independent financial advisors.

In late 2020, we agreed to acquire Aviva Plc’s wholly owned insurance business in Vietnam, Aviva Vietnam, as well as secured a 16-year term bancassurance agreement between Vietinbank and Manulife Vietnam. The transaction is expected to close in early 2021, subject to regulatory approval, and will help solidify Manulife’s leading presence in Vietnam.

Canada We offer a diverse range of financial protection, insurance-based wealth accumulation products and banking solutions through a diversified multi-channel distribution network.

The Company is a leading provider of life, living benefits, health and travel insurance. These products are distributed through one or a range of channels: independent advisors, financial and retail institutions, partnerships, sponsor groups and associations, brokers as well as direct-to-consumer.

Group Insurance is a benefits program sold to sponsors (these include traditional employers as well as other forms of groups such as government programs, unions and associations) and are distributed through various distribution channels, including a national network of regional offices that provide support to plan sponsors.

Manulife Bank of Canada products are offered through referral-based professional advice channels (advisors, brokers) as well as direct-to-consumer.

U.S. Our U.S. segment provides a range of life insurance products, insurance-based wealth accumulation products, and has an in-force long-term care insurance business and an in-force annuity business.

The insurance products we offer are designed to provide estate, business and income-protection solutions for high net worth, emerging affluent markets and the middle market, and to leverage the asset management expertise and products managed by our Global Wealth and Asset Management business. Behavioural insurance features are standard on all our new insurance product offerings. The primary distribution channel is licensed financial advisors, with some direct-to-consumer insurance business. With the support from our direct-to-consumer capabilities, we seek to establish lifelong customer relationships that benefit from our holistic protection and wealth product offerings in the future.

Our in-force long-term care insurance provides coverage for the cost of long-term services and support.

Our in-force annuity business includes fixed deferred, variable deferred, and payout products.

Global Wealth and Asset Management Our Global Wealth and Asset Management segment provides investment advice and innovative solutions to retirement, retail, and institutional clients. Our leading capabilities in public and private markets are strengthened by an investment footprint that spans 17 geographies. We complement these capabilities by providing access to a network of unaffiliated asset managers from around the world.

In retirement, we provide financial guidance, advice, and investment solutions to nearly 8 million plan participants and members in North America and Asia. In North America, our Canadian retirement business focuses on providing retirement solutions through defined contribution and defined benefit plans, and also to group plan members when they retire or leave their plan; and in the United States, we provide employer sponsored retirement plans as well as personal retirement accounts when individuals leave their plan. In Asia, we provide retirement offerings to employers and individuals, including Mandatory Provident Fund (“MPF”) schemes and administration in Hong Kong. Additionally, we provide retirement solutions in several emerging retirement markets in Asia, including Indonesia and Malaysia.

We distribute investment funds to retail clients primarily through intermediaries and banks in North America, Europe and Asia, and offer investment strategies across the world, through affiliated and unaffiliated asset managers. In Canada, we also provide personalized investment management, private banking and wealth and estate solutions to high net worth clients.

Our institutional asset management business provides comprehensive asset management solutions for pension plans, foundations, endowments, financial institutions and other institutional investors worldwide. Our solutions span all major asset classes including equities, fixed income, alternative assets (including real estate, timberland, farmland, private equity/debt, infrastructure, and liquid alternatives). In addition, we offer multi-asset investment solutions covering a broad range of clients’ investment needs.

We’re committed to investing responsibly across our businesses. We develop innovative global frameworks for sustainable investing, collaboratively engage with companies in our securities portfolios, and maintain a high standard of stewardship where we own and operate assets.

COMPETITION

We operate in highly competitive markets and compete for customers with other insurance companies, banks, wealth management companies, and mutual fund companies. We also compete with emerging fintechs, as well as non-traditional technology players entering the financial services industry. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our distribution practices and regulations, product features, service levels, prices, and our financial strength ratings and reputation.

Key trends that are increasing competitive pressures in all our markets include: (1) digital solutions to enhance the customer experience and (2) simplified and innovative product offerings. Both traditional and non-traditional competitors are beginning to evolve their strategies to respond to these trends.

Asia As one of the few foreign insurance companies with scale, diversified distribution and a broad Asian footprint in both developed and emerging insurance markets, we believe that the Company is well positioned to benefit from the potential of the region.

Canada The financial protection market remains dominated by the three large Canadian insurance providers, of which we are one, while certain regional or smaller carriers focused on specialty products or niche segments are extremely competitive in some markets.

U.S. Competition in the U.S. is primarily with other large insurance firms, as well as mutual insurance companies, that distribute comparable products through similar channels. With our entry into the direct-to-customer business, competition has expanded to include traditional providers and emerging digital platforms.

Global Wealth and Asset Management In North America, the wealth and asset management market continues to be led by large wealth management companies that are consolidating. Across our Asian markets, we operate in very competitive markets comprised of global, pan-Asian, and regional wealth and asset managers. Our institutional asset management competitors are made up of a disparate group of global and regional institutional asset management companies, each of whom competes with us in distinct asset classes.

SUSTAINABILITY REPORT AND PUBLIC ACCOUNTABILITY STATEMENT

We report on the economic, environmental and social dimensions of our products and services, operations and community activities annually in Manulife’s Sustainability Report and Public Accountability Statement. The report provides information on our environmental, social and governance priorities and performance. This document can be found on the Sustainability section of the Company’s website at www.manulife.com/sustainability.

Guided by our corporate values, we have taken a forward-thinking approach to our sustainability agenda; an approach that drives action in the best interests of our various stakeholders. In order to ensure our sustainability efforts make an impact beyond our business, we actively engage with various international recognized initiatives and frameworks to help drive progress across industries and geographies.

Since 2017, Manulife has been a supporter of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In alignment with the TCFD recommendations, our 2020 MD&A includes disclosures related to our climate risk governance, risk management, strategy, and metrics in the “Strategic Risk” section, under “Environmental, Social and Governance Risks.”

RISK MANAGEMENT

A categorization and explanation of the broad risks facing the Company, Manulife’s risk management strategies for each category, as well as a discussion of the specific risks and uncertainties to which our business operations and financial condition are subject can be found in the section entitled “Risk Factors and Risk Management” in our 2020 MD&A.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market risk, credit risk, product risk and operational risk are the five principal categories of risk described in our 2020 MD&A. These risk factors should be considered in conjunction with the other information in this AIF and the documents incorporated by reference herein.

GOVERNMENT REGULATION

As an insurance company, Manulife is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asia operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), the primary regulator of federal financial institutions. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife with supervisory power to bring about corrective action.

Capital Requirements

The ICA requires Canadian insurance companies to maintain adequate levels of capital, at all times.

Capital requirements for MFC and Manufacturers Life are governed by the Life Insurance Capital Adequacy Test (“LICAT”) guideline, with LICAT ratios prepared on a consolidated basis. LICAT uses a risk-based approach to measure and aggregate specified risks to calculate the amount of regulatory capital required to support these risks. It measures the capital adequacy of a life insurer and is one of several indicators used by OSFI to assess a life insurer’s financial condition. The LICAT total ratio compares capital resources to the Base Solvency Buffer, which is the risk-based capital requirement determined in accordance with the guideline.1

Capital resources include Available Capital, as well as a Surplus Allowance derived from provisions for adverse deviations in the reserves, and Eligible Deposits from unregistered reinsurers. Available Capital includes common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, subordinated debt, contributed surplus, adjusted retained earnings, adjusted Accumulated Other Comprehensive Income (AOCI), and the participating account. Under LICAT, certain deductions are made from Available Capital, including but not limited to goodwill, intangible assets, a portion of deferred tax assets, and controlling interests in non-life financial corporations.

The Base Solvency Buffer is equal to the aggregated capital requirements, net of credits for diversification and qualifying participating and adjustable products, multiplied by a scalar of 1.05. The capital requirements cover the following five risk components: market risk, credit risk, insurance risk, operational risk and segregated funds guarantee risk.

The minimum regulatory LICAT total ratio is 90% for MFC and Manufacturers Life; in addition, Manufacturers Life is subject to a supervisory target of 100% for the total ratio. OSFI expects each insurance company to establish an internal target capital level that provides a cushion above the regulatory requirements. This cushion allows for coping with volatility in markets and economic conditions, and enhances flexibility in capital management to consider aspects such as innovations in the industry, consolidation trends and international developments. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. MFC endeavours to manage its business such that LICAT ratios for both MFC and Manufacturers Life are above their internal targets. See the section entitled “Capital Management Framework – Regulatory Capital Position” in our 2020 MD&A for our LICAT ratios.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks.

See the section entitled “Risk Factors and Risk Management” in our 2020 MD&A, for information about regulatory initiatives and other developments which could impact MFC’s capital position.

Regulated subsidiaries of MFC must maintain minimum levels of capital, which are based on the local capital regime and the statutory accounting basis in each jurisdiction. The Company seeks to maintain capital in excess of the minimum required, in all foreign jurisdictions in which the Company does business.

1 In addition to the LICAT total ratio, the LICAT guideline also defines a LICAT core ratio.

Investment Powers

Under the ICA, Manulife must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent of Financial Institutions (Canada) (the “Superintendent”). The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation. On March 13, 2020, OSFI announced measures to support the resilience of financial institutions including their expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. Accordingly, MFC has not repurchased its shares since March 13, 2020.

Chief Actuary

In accordance with the ICA, the Board of Directors of MFC (the “Board”) has appointed the Chief Actuary who must be a Fellow of the Canadian Institute of Actuaries. The Chief Actuary is required to value the policy liabilities of Manulife as at the end of each financial year in accordance with accepted actuarial practices2 with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods. The Chief Actuary must make a report in the prescribed form on the valuation including providing an opinion as to whether the consolidated financial statements fairly present the results of the valuation. At least once in each financial year, the Chief Actuary must meet with the Board, or the Audit Committee, to report, in accordance with accepted actuarial practice and any direction that may be made by the Superintendent, on the current and expected future financial condition of the Company. The Chief Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Chief Actuary identifies any matters that, in the Chief Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the ICA prohibit regulated insurance companies, such as MFC and Manufacturers Life, from disclosing, directly or indirectly, “prescribed supervisory information”, as defined in those Regulations. Prescribed supervisory information includes assessments, recommendations, ratings and reports concerning the Company made by or at the request of the Superintendent, orders of the Superintendent with respect to capital and liquidity, certain regulatory actions taken with respect to the Company, prudential agreements between the Company and the Superintendent, and directions of the Superintendent that we cease or refrain from committing, or remedy, unsafe or unsound practices in conducting our business.

2 Accepted actuarial practices means Canadian accepted actuarial practices as established by the Actuarial Standards Board.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance contracts and the underlying segregated funds to which they relate are also subject to guidelines established by the Canadian Council of Insurance Regulators (together with the Canadian Life and Health Insurance Association Inc.) which guidelines have regulatory standing in Ontario, are consistent with guidelines in Quebec adopted under the authority of Quebec insurance legislation, and are generally followed by the regulators of all other provinces. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Manufacturers Life is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian investment fund, dealer and asset management businesses are subject to Canadian provincial and territorial securities laws. Manulife Investment Management Limited (“MIML”) is registered as a portfolio manager with the securities commissions in all Canadian provinces and territories, as an investment fund manager in the provinces of Ontario, Newfoundland and Labrador and Quebec, as a commodity trading manager in Ontario, and as a derivatives portfolio manager in Quebec. Manulife Investment Management Distributors Inc. (“MIMDI”) is registered as an exempt market dealer with the securities commissions in all Canadian provinces and territories. MIML and MIMDI are subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the Mutual Fund Dealers Association (“MFDA”), a self-regulatory organization. MSISI is also registered as an exempt market dealer in all Canadian provinces and territories. Manulife Securities Incorporated (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as the Investment Industry Regulatory Association of Canada (“IIROC”), a self-regulatory organization. MSI is also registered as a derivatives dealer in Quebec.

Consumer Protection for Financial Institution Failure

Assuris was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life and Manulife Assurance Company of Canada. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Beginning in March 2019, the assessment base for member companies is now calculated using each member’s solvency buffer (as opposed to the previously employed total capital required), subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their IIROC investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created by parliament in 1967 to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Manulife Bank and its subsidiary Manulife Trust Company, fund deposit insurance through premiums paid on the insured deposits that they hold.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. domiciled insurance subsidiaries and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), John Hancock Life Insurance Company of New York (“JHNY”) and John Hancock Life & Health Insurance Company (“JHLH”). They are domiciled in Michigan, New York and Massachusetts, respectively. Under such laws, the insurance subsidiaries are required to annually furnish financial and related information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the National Association of Insurance Commissioners, an association of the chief insurance supervisory officials of each state, territory or possession of the United States (the “NAIC”). Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

Investment Powers

The Company’s U.S. domiciled insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

The Company’s U.S. domiciled life insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

The NAIC uses a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which are designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 12 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing Risk-Based Capital (“RBC”) requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. domiciled insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2020.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife’s ability to meet debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. Our U.S. operating subsidiaries are indirectly owned by Manufacturers Life. The payment of dividends by JHUSA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by JHNY and JHLH is regulated by New York and Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if proposed shareholder dividend distributions exceed certain thresholds. In addition, general regulations relating to an insurer’s financial condition and solvency may also preclude or restrict the amount of dividends that may be paid by the Company’s U.S. domiciled insurance subsidiaries.

Federal Securities and Commodity Laws

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors LLC and John Hancock Investment Management Distributors LLC is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Investment Management LLC, Manulife Investment Management (US) LLC, Hancock Natural Resource Group, Inc., Manulife Investment Management Private Markets (US) LLC, John Hancock Variable Trust Advisers LLC, Manulife Investment Management (North America) Limited and John Hancock Personal Financial Services, LLC is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

The Commodity Exchange Act may regulate certain of the Company’s segregated funds and registered funds as a “commodity pool”, and certain of the Company’s registered advisers as a “commodity pool operator” or a “commodity trading advisor”.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Employee benefit plans are governed by ERISA and are subject to regulation by the U.S. Department of Labor. As service providers to employee benefit plans, the Company and its subsidiaries may be “parties in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Certain transactions between parties in interest and those plans are prohibited by ERISA and the Code. If it is determined that the Company or subsidiary is not in compliance with an applicable statutory or administrative exemption, severe penalties and excise taxes could be imposed under ERISA and the Code.

In addition, ERISA imposes duties on fiduciaries to employee benefit plans covered by that law. The Company’s subsidiaries that provide investment management or investment advisory services with respect to plan assets may be deemed to be fiduciaries under ERISA. Accordingly, the applicable subsidiary must comply with both the fiduciary duty and prohibited transaction rules of ERISA and the Code. If it is determined that the Company subsidiary has breached its fiduciary duties in providing investment management or advice to a plan, then the Company subsidiary could be liable for restoring any losses to the applicable plan(s).

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries and territories in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong Special Administrative Region (“Hong Kong”) and Japan are the regulatory jurisdictions governing Manulife’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority (“IA”) under the amended Insurance Ordinance, Cap. 41 (the “Insurance Ordinance”). Amendments to the Insurance Ordinance came into full force in September 2019 whereby the centralized licensing regime for intermediaries was established.

The Chief Executive of the Government of Hong Kong appoints the members of the IA pursuant to the Insurance Ordinance. The Insurance Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the IA, Lloyd’s of the United Kingdom or an association of underwriters approved by the IA. The Insurance Ordinance stipulates certain requirements for authorized insurers, including robust corporate governance, enhanced “fit and proper person” requirements for directors, controllers and several key persons in control functions such as financial control, compliance, risk management, intermediary management, actuary and internal audit, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Ordinance also confers powers of inspection, investigation and intervention on the IA for the protection of policyholders and potential policyholders.

The IA has residual power to appoint an advisor or a manager to any authorized insurer if the IA considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the IA’s opinion, the exercise of other interventionary powers conferred by the Insurance Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the IA will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a branch of a wholly owned Bermuda subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance by the IA and the Bermuda Monetary Authority.

Long-term insurance companies are required under the Insurance Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components: (i) a percentage of the mathematical reserves; and (ii) a percentage of the capital at risk as prescribed under the Insurance (Margin of Solvency) Rules (Cap.41F), enacted pursuant to the Insurance Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the IA. Currently, all solvency margin requirements are being met.

Investment managers and distributors in Hong Kong, including Manulife Investment Management (Hong Kong) Limited (entity and staff), and the sale of mutual funds and the issuance of advertisements, invitations or documents in relation to collective investment schemes which contain an invitation to acquire an interest (products and selling) are highly regulated and are subject to Hong Kong securities laws as administered by the Securities and Futures Commission. The sale of pension fund products by the Manulife Provident Funds Trust Company Limited (including the management thereof by Manulife Investment Management (Hong Kong) Limited) is subject to the supervision of the Mandatory Provident Fund Schemes Authority. The sales of long term insurance policies, investment-linked assurance, group life and health products and Qualifying Deferred Annuity Products (QDAP) are subject to the supervision of the IA. The sale of Voluntary Health Insurance Scheme (VHIS) products is subject to the regulatory scrutiny of the Food and Health Bureau of the Hong Kong Government. Manulife (International) Limited also conducts long term insurance business in the Macao Special Administrative Region and is regulated by the Monetary Authority of Macao.

Japan

Life insurance companies in Japan, including Manulife Life Insurance Company (“Manulife Japan”), are governed by the Insurance Business Law and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency (“FSA”). The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels.

Revisions to the IB Law incorporate obligations relating to sales of insurance products such as understanding customer’s intention and provision of relevant information to customers, as well as agencies’ obligation to develop their own controls framework including non-exclusive agencies’ obligation to recommend a product based on a comparison with similar products.

The FSA published Principles for Customer-Oriented Business Operations that recommend financial institutions, including insurers, among others, take the following actions:

(1) Develop and make public a policy for a customer-oriented business; (2) Provide thorough disclosure of detailed fees and expenses of financial products to customers; (3) Provide important information in an easy to understand manner; and (4) Provide services suited to each customer. Manulife Japan established a policy as a “Customer Promise” and made it public on its website.

Investment managers in Japan, including Manulife Investment Management (Japan) Limited, are governed by the Financial Instruments and Exchange Act (Japan), and the regulations issued thereunder (the “FIEA”). The FIEA sets out a comprehensive regulatory regime for investment managers that do business in Japan, including the registration requirement for investment managers, filing requirements for public offerings of investment trusts, behaviour regulations and other matters. Persons who conduct investment management business in Japan (management of investment trusts and/or discretionary investment management business) must be registered with the FSA under the FIEA. The registered investment managers are supervised by the FSA or local financial bureaus. The Investment Trust and Investment Corporation Act (Japan) provides structural requirements for investment trust funds organized within Japan and also governs managers of such domestic investment trusts.

Restrictions on Shareholder Dividends

In Asia, insurance and company laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”) and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and Class 1 Shares are “Preferred Shares”).

As of December 31, 2020, MFC had the following Common Shares, Class A Shares and Class 1 Shares issued:

Common Shares	1,940,248,628
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	6,335,831
Class 1 Shares Series 4	1,664,169
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000
Class 1 Shares Series 21	17,000,000
Class 1 Shares Series 23	19,000,000
Class 1 Shares Series 25	10,000,000

MFC has authorized but not issued Class 1 Shares Series 6, Class 1 Shares Series 8, Class 1 Shares Series 10, Class 1 Shares Series 12, Class 1 Shares Series 14, Class 1 Shares Series 16, Class 1 Shares Series 18, Class 1 Shares Series 20, Class 1 Shares Series 22, Class 1 Shares Series 24, and Class 1 Shares Series 26.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares as the case may be, of such series, the whole subject to the filing with OSFI of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board.

Summaries of the terms for each series of the Class A Shares and Class 1 Shares that have been issued or authorized for issuance are contained in the prospectuses relating to such shares, which are available on SEDAR.

Voting Rights of Preferred Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose. Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)

increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except for meetings at which only holders of another specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

MFC has paid the following cash dividends in the period from January 1, 2018 to December 31, 2020:

Type of Shares	2020	2019	2018
Common Shares	$1.1200	$1.00	$0.91
Preferred Shares
Class A Shares Series 2	$1.1625	$1.1625	$1.1625
Class A Shares Series 3	$1.1250	$1.1250	$1.1250
Class 1 Shares Series 3	$0.5445	$0.5445	$0.5445
Class 1 Shares Series 4	$0.5870	$0.7713	$0.6536
Class 1 Shares Series 5	$0.9728	$0.9728	$0.9728
Class 1 Shares Series 7	$1.0780	$1.0780	$1.0780
Class 1 Shares Series 9	$1.0878	$1.0878	$1.0878
Class 1 Shares Series 11	$1.1828	$1.1828	$1.1371
Class 1 Shares Series 13	$1.1035	$1.1035	$0.9884
Class 1 Shares Series 15	$0.9465	$0.9608	$0.9750
Class 1 Shares Series 17	$0.9500	$0.9750	$0.9750
Class 1 Shares Series 19	$0.9266	$0.9500	$0.9500
Class 1 Shares Series 21	$1.4000	$1.4000	$1.4000
Class 1 Shares Series 23	$1.2125	$1.2125	$1.2125
Class 1 Shares Series 25[3]	$1.1750	$1.1750	$0.9706

The 2020, 2019 and 2018 dividends on the Common Shares, the Class A Shares and the Class 1 Shares were paid quarterly in March, June, September and December.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance (Canada) is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person

3 Initial dividend of $0.383082 per share paid on June 19, 2018, per Prospectus Supplement dated February 12, 2018.

exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.

Under applicable insurance laws and regulations in Michigan, New York and Massachusetts, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts and New York, or must demonstrate to the relevant insurance regulator’s satisfaction that the acquisition of such securities will not give them control of MFC. Under state law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek judicial injunctive relief, including enjoining the proposed acquisition or the voting of the acquired securities at any meeting of shareholders.

RATINGS

Credit rating agencies publish credit ratings, which are indicators of an issuer’s ability to meet the terms of its obligations in a timely manner and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade could adversely affect our operations and financial condition. Some effects of a downgrade include: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; unfavourably impact our ability to execute on our hedging strategy; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies and contracts we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales.

The following table summarizes, by type of securities, the ratings, outlook and ranking that MFC has received from select independent rating organizations as at February 7, 2021. Note that some of the rating organizations may not have assigned ratings to all classes or series of instruments under each security type.

	AM Best Company (“AM Best”)		DBRS Limited (“DBRS”)		Fitch Ratings Inc. (“Fitch”)		S&P Global Ratings (“S&P”)
Securities	Rating/Outlook	Rank	Rating/Outlook	Rank	Rating/Outlook	Rank	Rating/Outlook	Rank
Preferred Shares	bbb / Stable	9 of 21	Pfd-2 (high) / Stable	4 of 16	BBB- / Stable	10 of 21	P-2 (High), BBB+ / Stable	4 of 18 6 of 20
Medium Term Notes and Senior Debt	a- / Stable	7 of 21	A (high) / Stable	5 of 26	A- / Stable	7 of 21	A / Stable	6 of 22
Subordinated Debt	bbb+ / Stable	8 of 21	A / Stable	6 of 26	BBB+ / Stable	8 of 21	A- / Stable	7 of 22

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process.

The Company has paid customary rating fees to DBRS, Fitch and S&P in connection with some or all of the above-mentioned ratings. In addition, the Company has made customary payments in respect of certain other services provided to the Company by each of AM Best, DBRS, Fitch, and S&P during the last two years.

AM Best Ratings

AM Best assigns ratings for preferred shares and debt in a range from “aaa” to “c”. These ratings provide an opinion of an entity’s ability to meet ongoing financial obligations to security holders when due, and reflects the risk that an issuer may not meet its contractual obligations. The modifiers plus (+) or minus (-) may be appended to a rating to denote a gradation within the category to indicate whether credit quality is near the top or bottom of a particular rating category. Rating outlooks may be positive, stable, or negative, indicating the potential future direction a rating may move over a 36-month period. The Company’s current rating outlook is stable.

MFC’s Class A Shares and Class 1 Shares have been assigned a “bbb” rating, which denotes a good ability to meet the terms of the obligation, however the issue is more susceptible to changes in economic or other conditions.

MFC’s Medium Term Notes and Senior Debt have been assigned an “a-” rating, which denotes an excellent ability to meet the terms of the obligation.

MFC’s Subordinated Debt has been assigned a “bbb+” rating, which denotes a good ability to meet the terms of the obligation, however the issue is more susceptible to changes in economic or other conditions.

DBRS Ratings

DBRS assigns ratings for preferred shares in a range from “Pfd-1” to “D”. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. DBRS assigns ratings for long-term obligations in a range from “AAA” to “D”. The scale provides an opinion on the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Some rating categories are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. Each DBRS rating is appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The Company’s current ratings trend is stable.

MFC’s Class A Shares and Class 1 Shares have been assigned a “Pfd-2 (high)” rating as they are considered to be of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as “Pfd-1” rated companies.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A (high)” rating, while MFC’s Subordinated Debt has been assigned an “A” rating. An obligation rated “A (high)” or “A” is of good credit quality, where the capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA”. The Company may be vulnerable to future events, but qualifying negative factors are considered manageable.

Fitch Ratings

Fitch assigns ratings for preferred shares and debt in a range from “AAA” to “C” and these ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. These ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. These ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Rating outlooks indicate the direction a rating is likely to move over a one- to two-year period. Rating outlooks may be positive, stable, negative or evolving. The Company’s current rating outlook is stable.

MFC’s Class A Shares and Class 1 Shares have been assigned a “BBB-” rating. This rating denotes expectations of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A-” rating. This rating denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

MFC’s Subordinated Debt have been assigned a “BBB+” rating. This rating indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

S&P Ratings

S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global ratings scale and the Canadian national scale when listing the ratings for a particular issuer. S&P’s Canadian scale preferred share ratings may be modified by the addition of “High” or “Low” to show relative standing within the major rating categories. S&P’s global scale preferred share ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks assess the potential direction of preferred share credit rating over the intermediate term (typically six months to two years). Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

S&P assigns ratings for long-term obligations in a range from “AAA” to “D”. These ratings provide a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). S&P’s long-term issue credit ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

MFC’s Class A Shares and Class 1 Shares have been assigned a “P-2 (High)” rating on the Canadian scale, which corresponds to a “BBB+” rating on the global scale. The “P-2 (High)” rating denotes that the specific obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitment on the obligation.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A” rating, while its Subordinated Debt has been assigned an “A-” rating. An obligation rated “A” or “A-” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 2 and Class A Shares Series 3 preferred shares are listed for trading on the TSX under the symbol “MFC.PR.B” and “MFC.PR.C”, respectively. The Class 1 Shares Series 3, Class 1 Shares Series 4, Class 1 Shares Series 5, Class 1 Shares Series 7, Class 1 Shares Series 9, Class 1 Shares Series 11,

Class 1 Shares Series 13, Class 1 Shares Series 15, Class 1 Shares Series 17, Class 1 Shares Series 19, Class 1 Shares Series 21, Class 1 Shares Series 23 and Class 1 Shares Series 25 preferred shares are listed for trading on the TSX under the symbol “MFC.PR.F”, “MFC.PR.P”, “MFC.PR.G”, “MFC.PR.H”, “MFC.PR.I”, “MFC.PR.J”, “MFC.PR.K”, “MFC.PR.L”, “MFC.PR.M”, “MFC.PR.N”, “MFC.PR.O”, “MFC.PR.R” and “MFC.PR.Q”, respectively.

Trading Price and Volume

The following table sets out the intra-day price range and trading volume of the Common Shares on the TSX and the NYSE, for the period indicated.

	TSX			NYSE
2020	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	27.78	25.61	98,103	21.23	19.35	9,547
February	26.99	21.83	178,007	20.34	16.25	13,468
March	23.27	12.58	252,819	17.47	8.63	29,639
April	18.18	15.72	146,003	13.10	11.12	15,998
May	18.22	15.36	227,011	13.24	10.86	19,841
June	20.14	16.95	168,433	15.07	12.36	21,422
July	19.47	17.80	109,299	14.46	13.11	11,949
August	20.79	17.96	147,565	15.68	13.42	15,042
September	19.95	18.01	109,814	15.22	13.43	12,758
October	19.63	17.58	105,325	14.86	13.14	11,964
November	22.85	17.98	222,053	17.55	13.57	15,557
December	23.32	21.72	130,274	18.24	16.90	12,659

The following tables set out the intra-day price range and trading volume of the Class A Shares Series 2 and Series 3 preferred shares and the Class 1 Shares Series 3, Series 4, Series 5, Series 7, Series 9, Series 11, Series 13, Series 15, Series 17, Series 19, Series 21, Series 23 and Series 25 preferred shares on the TSX for the period indicated.

	TSX – Class A Shares Series 2			TSX – Class A Shares Series 3
2020	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	22.66	22.07	232	21.90	21.28	171
February	22.88	21.75	110	22.10	20.92	536
March	22.78	14.85	411	21.39	13.90	336
April	21.09	17.75	357	20.21	16.40	299
May	21.30	19.95	63	20.71	19.40	144
June	22.42	21.02	483	21.50	20.41	217
July	22.35	21.30	165	21.92	20.85	140
August	22.84	21.65	121	22.13	21.18	151
September	24.40	22.80	210	23.20	21.92	173
October	24.99	23.53	133	24.06	22.94	164
November	24.78	23.66	156	25.06	23.10	183
December	24.99	24.04	351	24.97	23.99	221

	TSX – Class 1 Shares Series 3			TSX – Class 1 Shares Series 4
2020	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	13.65	12.46	199	13.85	12.88	17
February	12.82	11.21	97	13.08	11.74	25
March	11.88	6.19	521	11.69	6.01	291
April	9.38	7.89	312	9.96	8.01	16
May	9.93	8.74	85	9.98	8.88	11
June	9.64	8.85	107	9.86	9.01	17
July	10.42	8.95	78	10.01	8.86	29
August	10.40	9.72	58	10.30	9.68	28
September	10.50	10.00	93	10.81	9.76	7
October	11.22	10.25	49	11.26	9.87	12
November	11.51	10.55	47	11.35	10.32	17
December	12.30	11.08	69	12.37	11.01	15

	TSX – Class 1 Shares Series 5			TSX – Class 1 Shares Series 7
2020	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	20.55	19.35	101	21.79	20.89	103
February	19.84	18.06	57	21.46	19.30	49
March	17.93	10.49	254	19.53	11.10	238
April	15.33	12.74	219	16.42	13.42	319
May	15.52	14.59	408	16.65	15.69	105
June	16.58	15.20	168	18.00	16.25	210
July	18.82	15.86	153	20.49	17.11	100
August	19.26	18.14	254	20.32	19.39	146
September	19.64	18.70	119	21.36	19.93	85
October	20.35	18.90	99	21.59	20.18	69
November	21.09	19.75	96	23.00	20.97	126
December	22.50	21.00	109	23.99	22.70	171

	TSX – Class 1 Shares Series 9			TSX – Class 1 Shares Series 11
2020	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	20.63	19.43	99	20.08	19.19	146
February	19.89	18.13	74	19.73	18.00	73
March	18.08	10.50	312	18.03	10.77	245
April	15.55	12.71	424	16.03	12.81	369
May	16.19	15.21	186	15.99	14.98	114
June	17.10	15.70	106	16.50	15.43	133
July	19.00	16.12	181	18.07	15.72	116
August	19.47	18.11	73	19.17	17.27	100
September	19.86	18.75	96	18.84	17.90	65
October	20.53	19.01	155	19.50	18.29	65
November	21.48	20.31	172	20.01	18.71	72
December	22.95	21.15	181	21.14	20.08	144

	TSX – Class 1 Shares Series 13			TSX – Class 1 Shares Series 15
2020	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	18.64	17.61	65	17.71	16.72	127
February	18.34	16.60	55	17.13	15.42	49
March	17.06	9.96	163	15.34	9.17	236
April	14.62	12.01	620	13.58	11.44	119
May	14.64	13.58	155	13.75	12.89	92
June	15.08	13.87	88	13.97	13.21	180
July	16.55	14.23	96	15.66	13.41	144
August	16.81	15.79	64	15.99	14.88	37
September	17.18	16.25	113	16.23	15.05	68
October	17.90	16.66	31	16.85	15.58	76
November	18.15	17.02	41	17.20	16.30	53
December	19.20	18.01	59	18.52	17.10	72

	TSX – Class 1 Shares Series 17			TSX – Class 1 Shares Series 19
2020	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	18.85	17.75	344	18.19	16.99	161
February	18.30	16.62	137	17.40	15.93	59
March	16.68	9.31	647	16.02	9.11	197
April	14.51	12.22	373	13.90	11.90	134
May	14.70	13.04	166	14.45	13.53	166
June	15.40	14.15	153	14.88	14.07	86
July	16.99	14.31	175	16.85	14.25	127
August	16.83	15.90	201	16.76	16.00	93
September	17.06	15.86	202	17.17	16.25	47
October	18.43	16.72	223	18.16	16.70	169
November	19.03	17.65	353	18.54	17.42	52
December	19.99	18.42	83	19.53	18.25	323

	TSX – Class 1 Shares Series 21			TSX – Class 1 Shares Series 23
2020	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	26.08	25.72	157	24.95	24.22	118
February	26.16	25.35	131	24.86	23.08	150
March	25.74	16.71	835	23.35	13.20	402
April	24.52	20.25	357	19.60	15.68	317
May	25.00	23.89	163	20.25	19.00	233
June	25.14	24.00	303	21.65	19.56	473
July	26.01	24.63	224	24.19	20.80	255
August	25.55	25.15	137	24.25	23.32	589
September	25.57	25.02	391	24.74	23.95	203
October	25.65	25.30	143	25.12	24.20	263
November	25.86	25.30	107	25.35	24.89	167
December	25.50	25.30	449	25.23	24.94	584

	TSX – Class 1 Shares Series 25
2020	High (C$)	Low (C$)	Volume (000s)
January	20.25	19.25	276
February	19.86	18.22	130
March	18.17	10.54	348
April	16.35	12.82	324
May	16.05	14.89	380
June	16.66	15.24	282
July	18.14	15.74	182
August	18.34	17.40	59
September	18.80	17.66	65
October	19.70	18.19	74
November	20.33	19.09	107
December	21.19	19.98	133

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Company is a party can be found in the section entitled “Legal proceedings” in Note 18 to our 2020 Consolidated Financial Statements.

Since January 1, 2020, (a) there have been no penalties or sanctions imposed against us by a Canadian securities regulatory authority, other than nominal late filing fees, or by a court relating to Canadian securities legislation, (b) there have been no other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, and (c) we have not entered into any settlement agreements before a court relating to Canadian securities legislation or with a Canadian securities regulatory authority.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth the Directors of MFC, as of the date of this AIF, and for each Director, their province or state and country of residence, principal occupation, years as a director and membership on Board committees.

Each Director is elected for a term of one year, expiring at the close of the next annual meeting of the Company. The next annual meeting will occur on May 6, 2021.

Name and Residence	Principal Occupation	Director Since	Board Committee Membership(1)
John M. Cassaday Ontario, Canada	Chairman of the Board, MFC and Manufacturers Life (2)	April 1993	CGNC (3)
Roy Gori Ontario, Canada	President and Chief Executive Officer, MFC and Manufacturers Life (4)	October 2017	N/A (4)
Nicole S. Arnaboldi Connecticut, United States	Corporate Director (5)	June 2020	MRCC Risk
Guy L.T. Bainbridge Edinburgh, UK	Corporate Director (6)	August 2019	Audit CGNC
Joseph P. Caron British Columbia, Canada	Former Principal and Founder, Joseph Caron Incorporated (consulting firm)	October 2010	Audit CGNC
Susan F. Dabarno Ontario, Canada	Corporate Director	March 2013	Audit CGNC
Julie E. Dickson Ontario, Canada	Corporate Director (7)	August 2019	MRCC Risk
Sheila S. Fraser Ontario, Canada	Corporate Director	November 2011	Audit (Chair) CGNC
Tsun-yan Hsieh Singapore	Chairman, LinHart Group Pte Ltd. (consulting firm)	October 2011	MRCC Risk
Donald R. Lindsay British Columbia, Canada	President and Chief Executive Officer, Teck Resources Limited (diversified resources company)	August 2010	MRCC (Chair) Risk
John R.V. Palmer Ontario, Canada	Corporate Director	November 2009	MRCC Risk
C. James Prieur Illinois, United States	Corporate Director	January 2013	MRCC Risk (Chair)
Andrea S. Rosen Ontario, Canada	Corporate Director	August 2011	Audit CGNC (Chair)
Leagh E. Turner Ontario, Canada	President and Chief Operating Officer, Ceridian HCM, Inc. (8)	November 2020	MRCC Risk

Notes

(1)	In this table, Audit means Audit Committee, CGNC means Corporate Governance and Nominating Committee, MRCC means Management Resources and Compensation Committee, and Risk means Risk Committee.
(2)

John Cassaday was appointed Chairman of the Board effective May 4, 2018. Prior to May 2018, Mr. Cassaday was Vice-Chair of the Board, a position he had held since December 7, 2017. Prior to December 2017, Mr. Cassaday was a corporate director. Prior to March 2015, he was President and Chief Executive Officer, Corus Entertainment Inc., a broadcasting company.

(3)	Mr. Cassaday is a member of the CGNC. However, in his capacity as Chairman, Mr. Cassaday attends the meetings of all committees whenever possible.
(4)

Roy Gori is not a member of any committee but attends committee meetings at the invitation of the Chairman.    From June 5, 2017 to October 1, 2017, Mr. Gori was President. From March 2015 to June 5, 2017 he was Senior Executive Vice President and General Manager, Asia. Prior to March 2015, he was Regional Head of Retail Banking, Asia Pacific/Head of Consumer Banking North Asia and Australia with Citigroup Pty Ltd.

(5)	Prior to June 2020, Nicole Arnaboldi held various positions at Credit Suisse (USA) including Senior Advisor (February 2019 to June 2020) and Vice Chairman (May 2010 to February 2019).
(6)	From October 1994 to September 2018, Guy Bainbridge was a Partner at KPMG LLP (and predecessor firms).
(7)

From June 2014 to August 2019, Julie Dickson was a Member of the Supervisory Board for the Single Supervisory Mechanism at the European Central Bank. Prior to June 2014, Ms. Dickson was the Superintendent of OSFI.

(8)

Prior to August 2018, Leagh Turner was Global Chief Operating Officer, Strategic Customer Program at SAP SE. Prior to September 2016, Ms. Turner held various positions at SAP Canada including Chief Operating Officer (February 2014 to September 2016).

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife are set forth in the following table as of January 1, 2021.

Name and Residence	Position with Manulife
Roy Gori Ontario, Canada	President and Chief Executive Officer(1)
Michael J. Doughty Ontario, Canada	President and Chief Executive Officer, Manulife Canada(2)
Steven A. Finch Massachusetts, United States	Chief Actuary(3)
James D. Gallagher Massachusetts, United States	General Counsel(4)
Marianne Harrison Massachusetts, United States	President and Chief Executive Officer, John Hancock(5)
Scott S. Hartz Massachusetts, United States	Chief Investment Officer(6)
Rahim Hirji Ontario, Canada	Chief Risk Officer
Naveed Irshad Ontario, Canada	Head of North America Legacy Business(7)
Rahul M. Joshi Texas, United States	Chief Operations Officer(8)
Pamela O. Kimmet Georgia, United States	Chief Human Resources Officer(9)
Karen A. Leggett Ontario, Canada	Chief Marketing Officer(10)
Paul R. Lorentz Ontario, Canada	President and Chief Executive Officer, Global Wealth and Asset Management (11)
Anil Wadhwani Hong Kong, People’s Republic of China	President and Chief Executive Officer, Manulife Asia(12)
Shamus E. Weiland New York, United States	Chief Information Officer(13)
Philip J. Witherington Ontario, Canada	Chief Financial Officer(14)

Notes

(1)	From June 5, 2017 to October 1, 2017, Roy Gori was President. From March 2015 to June 5, 2017 he was Senior Executive Vice President and General Manager, Asia.
(2)

From May 24, 2017 to October 1, 2017, Michael Doughty was Executive Vice President and Interim General Manager, U.S. Division. Prior to May 24, 2017, he was Executive Vice President, John Hancock Insurance, U.S. Division.

(3)

From April 2016 to January 1, 2018, Steve Finch was Executive Vice President and Chief Actuary. Prior to April 2016, he was Executive Vice President and Chief Financial Officer – U.S. Division, John Hancock Financial Services.

(4)

From October 2016 to December 2016, James Gallagher was Executive Vice President and Interim General Counsel. Prior to October 2016, Mr. Gallagher was Executive Vice President, General Counsel and Chief Administrative Officer, U.S. Division.

(5)	From January 2013 to October 1, 2017, Marianne Harrison was Senior Executive Vice President and General Manager, Canadian Division.
(6)	Prior to March 1, 2019, Scott Hartz was Global Head of General Account Investments.
(7)	From May 2014 to January 1, 2018, Naveed Irshad was Senior Vice President and General Manager, Manulife Singapore.
(8)

From April 2017 to June 2019, Rahul Joshi was Senior Vice President of Customer Care, Walmart Ecommerce/Jet.com. Prior to April 2017, Mr. Joshi was Managing Director – Regional Head of Operations, Asia/EMEA Consumer Bank at CitiGroup.

(9)	From July 2016 to August 30, 2018, Pamela Kimmet was Chief Human Resources Officer, Cardinal Health Inc. Prior to July 2016, she was Senior Vice President, Human Resources, Coca-Cola Enterprises Inc.
(10)

From July 2019 to February 17, 2020, Karen Leggett was a Partner at Ernst & Young Global Consulting Services. Prior to July 2019, she was the Chief Marketing Officer and Executive Vice President of Corporate Development at National Bank of Canada.

(11)

Prior to March 1, 2019, Paul Lorentz was Head, Global Wealth and Asset Management. Prior to October 1, 2017, Paul Lorentz was Executive Vice President and General Manager Retail (Individual Life and Wealth Management (Canadian Division).

(12)

From July 2016 to November 13, 2017, Anil Wadhwani was Global Consumer Bank Operations Head at Citibank N.A. Prior to July 2016, he was Chief Executive Officer, Consumer and Commercial Bank, EMEA at Citibank N.A.

(13)	From October 2014 to April 2019, Shamus Weiland was Managing Director, North America Technology Head at CitiGroup.
(14)

From June 2017 to January 1, 2018, Philip Witherington was Executive Vice President and Interim General Manager, Asia. From May 2014 to June 2017, he was Executive Vice President, Chief Financial Officer, Asia Division.

SHARE OWNERSHIP

The number of Common Shares held by Directors and executive officers of MFC as at December 31, 2020 was 737,909, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

AST Trust Company (Canada) is the principal transfer agent and registrar for MFC’s Common Shares. MFC’s transfer agents and co-transfer agents are as follows (opposite their applicable jurisdictions):

Transfer Agent

Canada:	AST Trust Company (Canada) P.O. Box 700, Station B Montreal, Quebec, Canada, H3B 3K3 Toll Free: 1-800-783-9495 www.astfinancial.com/ca-en www.astfinancial.com/ca-fr
Co-Transfer Agents

United States:	American Stock Transfer & Trust Company, LLC P.O. Box 199036 Brooklyn, NY 11219 Toll Free: 1-800-249-7702 www.astfinancial.com

Philippines:	Rizal Commercial Banking Corporation Ground Floor, West Wing GPL (Grepalife) Building 221 Senator Gil Puyat Avenue Makati City, Philippines Telephone: 632 5318 8567 www.rcbc.com/stocktransfer

Hong Kong:	Tricor Investor Services Limited Level 54, Hopewell Centre 183 Queen’s Road East Wan Chai, Hong Kong Telephone: 852 2980-1333 www.tricoris.com

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Canada, is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors on the audited consolidated financial statements of the Company, and the Report of Independent

Registered Public Accounting Firm to the Shareholders and Board of Directors on Internal Control over Financial Reporting under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”) and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, the performance of the Company’s finance, actuarial, internal audit and global compliance functions, and the procedures relating to conflicts of interest, confidential information, related party transactions, and customer complaints.

Composition of the Audit Committee

MFC’s Audit Committee was composed of the following members as at December 31, 2020: Sheila Fraser (Chair of the Audit Committee), Guy Bainbridge, Joseph Caron, Susan Dabarno and Andrea Rosen. The Board has reviewed the committee membership and determined that all members are financially literate as required by the NYSE Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. All committee members are independent, pursuant to applicable regulatory and stock exchange requirements. The Board has also determined that Sheila Fraser, Guy Bainbridge, Susan Dabarno, and Andrea Rosen have the necessary qualifications to be designated as audit committee financial experts under SOX.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member of MFC’s Audit Committee in 2020 is as follows: Sheila Fraser holds a B. Comm from McGill University and is a Fellow of Chartered Professional Accountants. Ms. Fraser is a former partner at Ernst & Young LLP and former Auditor General of Canada. Guy Bainbridge is a member of the Institute of Chartered Accountants in England and Wales and holds an MA from the University of Cambridge. Mr. Bainbridge is a former partner of KPMG LLP. Joseph Caron holds a BA from the University of Ottawa and is the former Principal & Founder of Joseph Caron Incorporated. Ms. Dabarno holds a Class II Diploma from McGill University and is a Fellow of Chartered Professional Accountants. Andrea Rosen holds a BA from Yale University, an LLB from Osgoode Hall Law School and an MBA from the Schulich School of Business at York University. Ms. Rosen previously served as Vice Chair of TD Bank Financial Group and as President of TD Canada Trust.

Pre-Approval Policies and Procedures

Our auditor independence policy requires the Audit Committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides. If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the Audit Committee, or by a member that the committee has appointed to act on its behalf.

All audit and permitted non-audit services provided by Ernst & Young LLP have been pre-approved by the Audit Committee.

External Auditor Service Fees

The table below lists the services Ernst & Young LLP provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year.

Fees	2020	2019
	($ in millions)	($ in millions)
Audit Fees:	30.7	29.7
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings.
Audit-Related Fees:	3.5	3.0
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties.
Tax Fees:	1.0	0.4
Includes tax compliance, tax planning and tax advice services.
All Other Fees:	0.2	0.2
Includes other advisory services.
Total	35.4	33.3

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Management Information Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in our 2020 Consolidated Financial Statements and our 2020 MD&A. Copies of these documents and additional information relating to the Company may be found on SEDAR and is accessible at the Company’s website, www.manulife.com.

Schedule 1

Manulife Financial Corporation (the “Company”)

Audit Committee Charter

1.	Overall Role and Responsibility

1.1	The Audit Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s internal control over financial reporting;

(iii)	the effectiveness of the Company’s risk management and compliance practices;

(iv)	the independent auditor’s performance, qualifications and independence;

(v)	the Company’s compliance with legal and regulatory requirements;

(vi)	the Finance, Actuarial, Internal Audit and Global Compliance functions;

(vii)	conflicts of interest and confidential information;

(viii)	related party transactions; and

(ix)	complaints of customers relating to obligations under the Insurance Companies Act (Canada) (the “Act”), and accounting, internal accounting controls and audit matters.

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.
1.2	The Committee will also act as the conduct review committee of the Company.

2.	Structure and Composition

2.1	The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2

No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Act.

2.3

Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.4	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.5	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.6	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.7

The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law. At least one member must be an audit committee financial expert, as defined in applicable laws and regulations.

2.8

The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5

The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the Chief Auditor and the Chief Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)

Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal or removal of the independent auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company (subject to shareholder ratification).

(b)	Review and approve the scope and terms of all audit engagements and recommend to the Board the compensation of the independent auditor.

(c)	Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)

When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company;

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence; and

(iii)	addressing any concerns raised by regulatory authorities or other stakeholders regarding the auditor’s independence.

(h)

Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)

any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)

At least annually, review and approve the audit plan (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)

Review and discuss with management and the independent auditor the annual audited financial statements, the results of the audit, any changes to the audit scope or strategy, the annual report of the auditors on the statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions (Canada) (the “Superintendent”) may specify.

(c)

Review and discuss with the independent auditor and with management the Company’s annual and quarterly financial disclosures, including management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)

Review the Company’s disclosure policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements, and periodically assess the adequacy of procedures regarding disclosure of financial information.

(e)	Require management to implement and maintain appropriate internal control procedures.

(f)

Oversee systems of internal control and meet with the heads of the oversight functions, management and the independent auditors to assess the adequacy and effectiveness of these systems and to obtain reasonable assurance that the controls are effective.

(g)

Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(h)	Review, evaluate and approve the procedures established under s. 4.2(e).

(i)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(j)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(k)

Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	key areas of risk for material misstatement of the financial statements, including critical accounting estimates or areas of measurement uncertainty;

(ii)	whether the auditor considers estimates to be within an acceptable range and the rationale for the final valuation decision and whether it is consistent with industry practice;

(iii)	any significant changes in the Company’s selection or application of accounting or actuarial principles;

(iv)	any major issues as to the adequacy of the Company’s internal controls;

(v)	any special steps adopted in light of material control deficiencies, if any; and

(vi)	the role of any other audit firms.

(l)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)

alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(m)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(n)

Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company and review all material correspondence between the independent auditor and management related to audit findings.

(o)

Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting and actuarial principles and practices suggested by the independent auditor, internal audit personnel or management and assess whether the Company’s accounting and actuarial practices are appropriate and within the boundaries of acceptable practice.

(p)

Discuss with management and approve the Company’s earnings press releases, the release of earnings projections, forecast or guidance and the use of non-GAAP financial measures (if any), and the financial information provided to analysts and rating agencies.

(q)

Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(r)

Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(s)

Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(t)

Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(u)

Meet with the Chief Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Chief Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the Chief Actuary, and such other matters as the Committee may direct, including the report on the Financial Condition Testing (formerly the Dynamic Capital Adequacy Testing), which is also reviewed by the Risk Committee.

(v)	Receive reports from the Chief Actuary regarding material capital model modifications and new capital model applications.

(w)

Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(x)	Meet with the Chief Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s. 4.2(e).

4.3	Oversight of the Finance Function

(a)	At least annually review and approve the mandate of the Chief Financial Officer and the Finance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Finance function.

(c)

At least annually, review the performance evaluation of the Chief Financial Officer, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Financial Officer and the Finance function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Financial Officer, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Finance function.

4.4	Oversight of the Actuarial Function

(a)	At least annually, review and approve the mandate for the Chief Actuary and the Actuarial function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Actuarial function.

(c)

At least annually, review the performance evaluation of the Chief Actuary, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Actuary and the Actuarial function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Actuary, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Actuarial function.

4.5	Oversight of the Internal Audit Function

(a)	At least annually, review and approve the mandate of the Chief Auditor and the Internal Audit function.

(b)	At least annually, review and approve the budget, structure, skills, resources, independence and qualifications of the Internal Audit function.

(c)

At least annually, review and approve the audit plan of the Internal Audit function (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(d)

Review the periodic reports of the internal audit department on internal audit activities, including audit findings, recommendations and progress in meeting the annual audit plan (including the impact of any resource limitations).

(e)

At least annually, review the performance evaluation and compensation of the Chief Auditor, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Auditor and the Internal Audit function.

(f)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Auditor, who shall have direct access to the Committee.

(g)

Review the results of periodic independent reviews and self-assessments of the Internal Audit function’s conformance with the International Standards for the Professional Practice of Internal Auditing and Code of Ethics, and action plans to address any significant conformance issues.

4.6	Risk Management Oversight

(a)	Review reports from the Risk Committee respecting the Company’s processes for assessing and managing risk.

(b)	The Committee will receive reports from the General Counsel as Chair of the Disclosure Committee.

4.7	Oversight of Regulatory Compliance and Complaint Handling

(a)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)

Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

4.8	Oversight of the Global Compliance Function

(a)	At least annually, review and approve the mandate for the Global Compliance Chief and the Global

Compliance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Global Compliance function.

(c)

At least annually, review the performance evaluation of the Global Compliance Chief, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Global Compliance Chief and the Global Compliance function.

(d)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Global Compliance Chief, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Global Compliance function.

4.9	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall review the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer as necessary to review the AML/ATF Program.

(c)	The Committee shall meet with the Chief Auditor as necessary to review results of testing of the effectiveness of the AML/ATF Program.

4.10	Review of Ethical Standards

(a)	Annual review of the Company’s Code of Business Conduct and Ethics.

(b)	Establish procedures to receive and process any request from executive officer(s) and Director(s) for waiver of the Company’s Code of Business Conduct and Ethics.

(c)

Grant any waiver of the Company’s Code of Business Conduct and Ethics to executive officer(s) and Director(s) as the Committee may in its sole discretion deem appropriate and arrange for any such waiver to be promptly disclosed to the shareholders in accordance with applicable laws or the rules of applicable securities regulatory authorities.

(d)	Annual review and assessment of procedures established by the Board of Directors to resolve conflicts of interest, including techniques for identification of potential conflict situations.

(e)	Review and assessment of procedures established by the Board of Directors for restricting the use of confidential information.

4.11	Self Dealing and Disclosure Requirements

(a)	Require management to establish procedures for complying with Part XI (Self-Dealing) of the Act (the “Related Party Procedures”).

(b)	Establish criteria for the determination of materiality of a transaction with a related party.

(c)	Annual review of the Related Party Procedures and their effectiveness in ensuring that the Company is complying with Part XI of the Act and the Sarbanes-Oxley Act.

(d)	Review the practices of the Company to ensure that any transactions with related parties of the

Company that may have a material effect on the stability or solvency of the Company are identified.

(e)

Ensure that, within 90 days after the end of each financial year of the Company, the Committee will report to the Superintendent on its activities of the previous year respecting conduct review, undertaken in carrying out its responsibilities under the Act (and, in particular, in respect of (a), (c), and (d) above).

(f)	The Committee shall report to the Superintendent on its mandate respecting conduct review and responsibilities of the Committee and the procedures referred to in (a) above.

(g)

Review and assessment of the procedures established by the Board of Directors to disclose information to customers of the Company under the Act, if applicable, and of the procedures for dealing with complaints of customers of the Company to satisfy itself that the applicable procedures are being followed.

4.12	Proxy Circular

(a)

The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.13	Duties and Responsibilities Delegated by the Board

(a)

Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of External Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such external advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.